November 25, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    IEC Electronics Corp. - Preliminary Proxy
Ladies and Gentlemen:
IEC Electronics Corp. (the “Company”) is filing electronically via the Commission’s EDGAR system the Company’s preliminary proxy statement on Schedule 14A in connection with the Company’s solicitation of proxies for the Company’s 2015 annual meeting of stockholders currently scheduled to be held on January 28, 2015. The proxy statement is being filed in preliminary form as a result of references in the proxy statement to a potential solicitation in opposition to the proxy related to a notice the Company received from Vintage Opportunity Partners, LP regarding its intent to nominate seven alternative nominees for election at the 2015 annual meeting.
The Company currently anticipates releasing definitive proxy materials to stockholders on or about December 8, 2014.
Please contact the undersigned at (585) 419-8645 or bwilkens@harrisbeach.com with any questions.

Very truly yours,
/s/ Beth Ela Wilkens
Beth Ela Wilkens
Corporate Secretary